SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 20, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X

Enclosure: Press release LETTER TO GOLDEN CYCLE GOLD CORPORATION SHAREHOLDERS RE
                                     ACQUISITION OF GOLDEN CYCLE

Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American)
RE Bannerman (Ghanaian) \ Mrs E Le R Bradley \ JH Mensah (Ghanaian) \ WA Nairn \ Prof Wiseman L Nkuhlu \ SM Pityana \ SR Thompson (British)
S Venkatakrishnan (British)
Managing Secretary: Yedwa Simelane
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
19 June 2008

TO:                      Shareholder, Golden Cycle Gold Corporation

FROM:                 Mark Cutifani
Chief Executive Officer
AngloGold Ashanti Limited

SUBJECT:         Acquisition of Golden Cycle Gold Corporation

Dear Shareholder:

As you may know, AngloGold Ashanti Limited, through its subsidiary AngloGold Ashanti USA
Inc., has entered into an agreement to acquire Golden Cycle Gold Corporation. I am very excited about the prospects of this transaction, and the advantages that we believe it offers both to AngloGold Ashanti as well as to you as a shareholder of Golden Cycle. I look forward to you becoming a shareholder of
AngloGold Ashanti, and I think you will find we are a leader in the gold industry. We consistently strive to deliver value to our shareholders, community partners, and employees while remaining a responsible corporate citizen.

I encourage you to carefully read and consider the proxy statement/prospectus in respect of the proposed transaction. In the proxy statement/prospectus you will find information regarding our company, our operations, and our strategy and plans for the future. Further, I invite you to visit the
AngloGold Ashanti Limited website at www.anglogoldashanti.com. Information contained in or otherwise accessible through this internet site is not a part of the proxy statement/prospectus. In addition, if you have any further questions regarding the proposed transaction or AngloGold Ashanti
Limited, please feel free to contact Don Ewigleben, President & CEO of AngloGold Ashanti North
America Inc. Don can be reached at
DEwigleben@anglogoldashantina.com
or at (303) 889-0700.
Thank you for your consideration of this important transaction, and for your continued investment in the gold industry.

Regards,

Mark Cutifani
Chief Executive Officer
AngloGold Ashanti Limited

This communication is being made in respect of the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation. In connection with the proposed transaction, AngloGold Ashanti has filed with the SEC a Registration Statement on Form F-4 and Golden Cycle has mailed a proxy statement/prospectus to its stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT
DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. Each of AngloGold Ashanti and Golden Cycle maintains an internet site. The AngloGold Ashanti internet site is at www.anglogoldashanti.com. The Golden Cycle internet site is at www.goldencycle.com. Information contained in or otherwise accessible through these internet sites is not a part of the proxy statement/prospectus. Stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and Golden Cycle, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that have been incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe Street, Newtown, 2001 PO Box 62117 Marshalltown 2107 Johannesburg 2001 T3 00000 South Africa, Attention: Investor Relations, +27 11 637 6385, or to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-9013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 20, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary